Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS

Digital Realty Trust, Inc.

Ratio of Earnings to Fixed Charges, Pro Forma Ratio of Earnings to Fixed Charges,

Pro Forma Ratio of Earnings to Fixed Charges and Preferred Stock Dividends,

Ratio of EBITDA to Fixed Charges, Pro Forma Ratio of EBITDA to Fixed Charges,

and Pro Forma Ratio of EBITDA to Fixed Charges and Preferred Stock Dividends

	Nine Months Ended September 30, 2004				Year Ended December 31, 2003				Year Ended December 31, 2002		Period From February 28, 2001 (Inception) Through December 31, 2001
	Pro Forma Consolidated		Historical Combined		Pro Forma Consolidated		Historical Combined		Historical Combined		Historical Combined

Fixed Charges:
Interest	25,936		15,804		34,578		10,091		5,249		—
Interest within rental expense	85		85		66		66		—		—

Fixed Charges	26,021		15,889		34,644		10,157		5,249		—
EBITDA:
Net income (loss)	653		9,916		3,981		16,642		(61)		(2,758)
Add Back Minority Interests in Operating Partnership	962		—		5,859		—		—		—
Add Back Interest Expense	25,936		15,804		34,578		10,091		5,249		—
Add Back Depreciation and Amortization	37,291		20,822		49,257		16,295		7,659		—

EBITDA	64,842		46,542		93,675		43,028		12,847		(2,758)
Earnings:
Net Income (Loss) Before Minority Interest in Operating Partnership but after Minority Interest in Consolidated Joint Ventures	1,615		9,916		9,840		16,642		(61)		(2,758)
Add Back Fixed Charges	26,021		15,889		34,644		10,157		5,249		—

Earnings	27,636		25,805		44,484		26,799		5,188		(2,758)
Preferred Dividends	4,641		—		6,188		—		—		—
Ratio of Earnings to Fixed Charges			1.62	x			2.64	x	0.99	x
Pro Forma Ratio of Earnings to Fixed Charges	1.06	x			1.28	x
Pro Forma Ratio of Earnings to Fixed Charges and Preferred Dividends	0.90	x			1.09	x
Ratio of EBITDA to Fixed Charges			2.93	x			4.24	x	2.45	x
Pro Forma Ratio of EBITDA to Fixed Charges	2.49	x			2.70	x
Pro Forma Ratio of EBITDA to Fixed Charges and Preferred Dividends	2.11	x			2.29	x